SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36073

Deregistration under Section 8(f) of the Investment Company Act of 1940

March 27, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of March 2026. A copy of each application may be obtained

via the Commission's website by searching for the applicable file number listed below, or for an

applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at https://www.sec.gov/edgar/search-filings. You may also call

the SEC's Office of Investor Education and Advocacy at (202) 551-8090. An order granting each

application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and

serving the relevant applicant with a copy of the request by email, if an email address is listed for

the relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. The email should include the relevant file number listed below.

Hearing requests should be received by the SEC by 5:30 p.m. on April 21, 2026, and should be

accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the SEC's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shane Duggan, Acting Assistant Director, at (202) 551-6367 or Division of Investment Management, Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Morgan Stanley Income Opportunities Fund [File Number 811-06515]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Income Opportunities ETF, and on November 10, 2025, made a final distribution to its shareholders based on net asset value. Expenses of $620,300 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on February 24, 2026.

Applicant's Address: Morgan Stanley Income Opportunities Fund c/o Morgan Stanley Investment Management Inc., 1585 Broadway, New York, New York 10036.

Puerto Rico Residents Tax-Free Fund VI, Inc. [File No. 811-23694]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 14, 2025, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $88,438 incurred in connection with the liquidation were paid by the applicant.

<u>Filing Date:</u> The application was filed on December 5, 2025, and amended on January 27, 2026.

<u>Applicant's Address:</u> Buchanan Office Center, 40 Carr. 165, Suite 201, Guaynabo, Puerto Rico 00968-8022.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.